UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES AND EXCHANGE ACT 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from              to

Commission file number 1-15967

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Dun & Bradstreet Corporation 401 (k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation,

103 JFK Parkway, Short Hills, NJ 07078

The Dun & Bradstreet Corporation 401(k) Plan

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2010	3

Notes to Financial Statements	4 - 20

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) *	21

Exhibit

EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of

The Dun & Bradstreet Corporation 401 (k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 23, 2011

The Dun & Bradstreet Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

(dollars in thousands)
	2010	2009
Assets:

Investments at fair value (Notes 2, 3 and 4)	$751,291	$719,922

Receivables:
Employer contribution (Note 1)	4,476	—
Notes receivable from participants (Notes 1 and 2)	6,291	6,767

Total receivables	10,767	6,767

Net assets available for benefits at fair value	762,058	726,689

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(5,663)	(1,435)

Net assets available for benefits	$756,395	$725,254

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

(dollars in thousands)
2010
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$57,854
Interest income	7,499
Dividend income	6,600

Total income	71,953
Contributions:
Participant	24,966
Employer	9,712

Total contributions	34,678

Total additions	106,631

Deductions:
Benefits paid to participants	74,910
Administrative expenses	580

Total deductions	75,490

Increase in Net Assets Available for Benefits (Note 10)	31,141

Net assets available for plan benefits:
Beginning of year	725,254

End of year	$756,395

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) maintains a Trust (the “Trust”) for the purpose of holding the assets of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”). The Plan was established for employees of the Dun & Bradstreet Corporation and designed to help employees supplement their retirement income. The funding of the Plan is made through employee and Company contributions.

The following summary of major Plan provisions in effect for the plan years 2010 and 2009 is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Protection Act of 2006, and the Heroes Earnings Assistance and Relief Tax Act of 2008.

Eligibility

All active employees of the Company in the United States are immediately eligible to participate in the Plan on their date of hire. Active employees hired after March 31, 2004, who have not enrolled in the Plan within 60 days of their hire date, are automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings in the default investment options under the Plan which are the age appropriate BlackRock LifePath Portfolios. A participant may opt out of the automatic enrollment by electing their own contribution rate or choosing not to participate in the 401(k) Plan within 60 days of their employment date.

Contributions

Each eligible participant may contribute between 1% to 50% of compensation (subject to the Internal Revenue Service (“IRS”) limit of $245,000 to the Plan on a pre-tax and/or Roth basis and 1% to 16% on a post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). The total pre-tax, Roth and post-tax contribution percentage cannot exceed 50%. In addition, participants age 50 and over have the ability to contribute up to an additional $5,500 in pre-tax or Roth contributions through the Plan’s catch-up contribution provisions. Catch-up contributions are not eligible for Company matching contributions. The total pre-tax, post-tax and catch-up contribution percentage cannot exceed 75% of compensation. Contributions are made to the Plan each payroll period by participants through payroll deductions and by the Company on behalf of participants.

Effective January 1, 2009, a Roth 401(k) contribution feature was added to the plan. This is an after-tax contribution option which, provided the plan participant meets the necessary requirements, allows the participant to withdraw their contributions and earnings thereon free of federal tax.

During Plan year 2008 and through February 18, 2009, the Company matched 100% of participant contributions up to a maximum match of 7%. Effective February 19, 2009, the Company amended the Plan to decrease the matching contribution to a maximum of 50% of the first 3% of a participant’s eligible compensation, or a maximum employer match of 1.5%. In addition, members of the Company’s Global Leadership Team waived their right to receive employer matching contributions for the remainder of 2009. The Company decided it may, in its discretion, make an

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

additional matching contribution after the end of the 2009 Plan year, the amount of which, if any, would be determined based on an assessment of the Company’s performance against its financial goals. However, no additional matching contribution was made by the Company for the Plan year ended December 31, 2009.

Effective April 1, 2010, the Company increased the employer match portion of its contribution to match 50% of the first 7% of a participant’s eligible compensation, or a maximum employer match of 3.5% and reinstated matching contributions for the Company’s Global Leadership Team. In February 2011, the Company’s Board of Directors approved a supplemental employer matching contribution in the amount of approximately $4.5 million to employees who participated in the Plan during 2010 and did not reach the IRS limit of $49,000. This discretionary supplemental match was in recognition of US employee’s success in its business during 2010. The contribution was reflected as 2010 employer contributions. The $4.5 million was allocated to participant’s accounts based upon the ratio of individual participant contributions to total eligible Company contributions.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions by the participant and the Company are invested in one or more of the Plan’s investment funds as designated by the participant. Participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned, administrative expenses, and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant’s account balance in that fund on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

The Plan is a participant directed plan. At December 31, 2010, the Plan offered the following sixteen investment options:

The Dun & Bradstreet Corporation Common Stock Fund is invested principally in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. Participants cannot direct more than 50% of their current contribution or existing account balance into the Dun & Bradstreet Corporation Common Stock Fund.

The BlackRock Balanced Index Fund is invested approximately 60% in the BlackRock Equity Index Fund -Class T and approximately 40% in a BlackRock U.S. Debt Index Fund - Class K.

The BlackRock Extended Market Fund Class K seeks to match the performance of the Dow Jones U.S. Completion Total Market Index. The fund invests in securities that make up the Dow Jones U. S Completion Total Stock Index. The index is comprised of the stocks of small and medium US companies that are not included in the S & P 500 index.

The BlackRock EAFE Equity Index Fund Class T is invested in stocks from certain countries outside the U.S. The Fund seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East Index.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The BlackRock Equity Index Fund Class T is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. based companies.

The BlackRock Small Cap Growth Equity Portfolio Institutional Class invests at least 80% of its net assets in equity securities issued by U.S. small capitalization growth companies in which the fund seeks long - term capital appreciation.

The BlackRock LifePath Portfolios Class D – including LifePath, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and LifePath Retirement Fund Class D are invested in multiple asset classes in the U.S. and abroad. Each portfolio seeks to produce competitive returns over a set period of time while controlling risk, utilizing a combination of all or some of the following investments: stocks, bonds, real estate investment trusts (“REITs”), Treasury inflation protection securities (“TIPS”), and money market investments. Except for the Retirement Portfolio which maintains a static allocation, as time passes, a team of investment managers at BlackRock gradually shifts the investment mix from a greater concentration of higher-risk investments (namely stock funds and REITs) to a greater concentration of lower-risk investments (bond funds, TIPS, and money market instruments). The names of the BlackRock LifePath Portfolios are based on the approximate year when investors will need their money from the portfolio for retirement.

Effective January 2010, there were two changes to the Blackrock LifePath portfolios; 1) the 2010 fund was merged into the LifePath Retirement Fund, and 2) the 2050 fund was added as an investment option. The 2050 fund is intended for participants who are expecting to need their retirement money around the 2048 or later time horizon, or those who want to invest in a fund with a larger equity allocation.

The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at the time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued.

The Fidelity Diversified International Fund is normally invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

The Fidelity-Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

Effective March 9, 2011, the aforementioned Fidelity mutual funds offered under the Plan changed to a lower cost institutional share class. The benefit of the change in the share classes is that they have a lower expense ratio than the shares previously offered in the Plan. The names of the new share classes were changed to The Fidelity Low-Priced Stock Fund Class K; the Fidelity Diversified International Fund Class K; the Fidelity Blue Chip Growth Fund Class K and the Fidelity Equity Income Fund Class K.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The Munder Mid-Cap Core Growth Fund Class Y is invested in at least 80% of its assets in equity securities of mid-capitalization companies. The Fund defines these as companies with a market capitalization similar to those represented by the S&P MidCap 400 Index.

The Northern Small Cap Value Fund is normally invested at least 80% of net assets in equity securities of small capitalization companies with market capitalization that are, at the time of purchase, within the range of the Russell 2000 Index. The fund primarily invests in the securities of U.S. issuers, but it may also invest to a limited extent in the securities of foreign issuers.

The Perkins Mid Cap Value Fund Class I is invested in assets which are common stocks of mid-sized companies whose stock prices are believed to be undervalued. The investments seek capital appreciation.

The PIMCO Total Return Fund Institutional Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

The Dun & Bradstreet Stable Value Fund is an investment option that seeks to provide safety of principal and a stable credited rate of interest. Galliard Capital Management, (“Galliard”) the fund’s advisor, invests in investment contracts of financial institutions, guaranteed investment contracts (“GICs”), and synthetic GICs. The synthetic GICs are comprised of a high quality fixed income portfolio invested in Galliard Fixed Income funds and wrap contracts issued by high quality financial institutions. These wrap contracts serve to stabilize the return of the fund by offsetting price fluctuations in the underlying fixed income portfolio.

Payment of Benefits

If a participant leaves the Company for reasons other than retirement, death or total and permanent disability, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid in a lump-sum payment. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or Individual Retirement Account (“IRA”).

If a participant retires from the Company, in accordance with the terms of the Company’s retirement plan, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, it will be paid in a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive his or her account balance in annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant may choose to delay payment of their account to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

If a participant becomes totally and permanently disabled while actively employed by the Company, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, the participant will receive a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant’s and his or her designated beneficiary. A participant may choose to delay payment of the account to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

If a participant dies while actively employed by the Company, the participant’s account balance will become 100% vested, regardless of the actual years of service. If a participant dies after he or she leaves the Company (other than due to retirement or permanent and total disability) but before any payment from the Plan, the vested account balance may be paid to the participant’s beneficiary in one lump-sum payment.

Effective December 16, 2010, all participants who are no longer actively employed with the Company may elect to receive installment payments under the Plan. Installment payments can be paid monthly, quarterly and annually, for a period not to exceed 20 years.

Effective March 15, 2011, a participant who has been called to active military duty for a period in excess of 30 days may request a distribution of his or her before-tax and Roth 401(k) contributions under the Plan. Taking such withdrawal would prohibit the participant from making contributions under the Plan for a 6 month period following the date of distribution.

Notes Receivable from Participants

Participants may obtain loans from the Plan, which are collateralized by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two loans. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Additionally, a participant’s loan repayment amount cannot exceed 15% of their semi-monthly gross compensation. Interest rates applicable to Plan loans are based on the prime rate as reported in Reuters on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2010 and 2009, interest on participant loans ranged between 5.25% and 11.5%. Interest income from notes receivable from participant’s amounted to $410,492 in 2010.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he or she becomes totally and permanently disabled or dies.

Forfeited Accounts

Amounts forfeited by non-vested participants who terminated employment during the year ended December 31, 2010 were $1,741,899. As of December 31, 2010 and 2009, forfeited participant accounts totaled $171,539 and $119,767. These funds are typically used to reduce future Company contributions.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Administration of the Plan

The Board of Directors of the Company appointed three committees to perform certain administrative and fiduciary responsibilities for the Plan. The three committees consist of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee (the “Administrators”). Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. Fidelity Investments Institutional Operations Company, Inc. is the record keeper. The expenses of administering the Plan are paid by the Company except for investment management fees, which are charged to the Plan, and certain loan and withdrawal transaction fees, which are paid by the participant.

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

As described in Accounting Standards Codification (“ASC”) 946-210, Financial Services - Investment Companies, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, common/collective trusts, mutual funds, traditional and synthetic guaranteed investment contracts, and short term investments. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, as well as participant account balances.

The Plan is exposed to credit loss in the event of non-performance by the companies with whom the investment contracts are placed. However, the Plan administrators do not anticipate non-performance by these companies.

Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of ASC 820, Fair Value Measurements and Disclosures. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted. As required under the ASU, the Plan has retrospectively adopted the ASU for the Plan years ending December 31, 2010 and 2009. The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation and depreciation on those investments.

3.	Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value under current accounting pronouncements that requires or permits fair value measurement and enhances disclosures. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Dun & Bradstreet Corporation Common Stock Fund

Dun & Bradstreet Corporation common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

These investments are investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Collective Investment Trusts are classified within Level 2 of the valuation hierarchy because they may be redeemed at net asset value daily.

Mutual Funds

These investments are public investment securities valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual Funds are classified within Level 1 of the valuation hierarchy because mutual funds are publicly traded and the NAV quoted in active markets.

Dun & Bradstreet Stable Value Fund

The Dun & Bradstreet Stable Value Fund is invested in cash equivalents, GICs issued by banks or insurance companies and synthetic GICs. Traditional GICs are contracts issued by banks or insurance companies that guarantee principal repayment and a fixed or floating interest rate for a predetermined period of time. The fair value of a traditional GIC is based on the present value of

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

the future cash flows from the GIC using current discount rate. The current discount rate is determined by using a Treasury rate for an equivalent remaining duration, and a GIC spread provided by Hueler Companies. Hueler Companies offers stable value indices and comparative market data allowing for effective monitoring and evaluation of a stable value fund. Traditional GICs are classified within Level 2 of the valuation hierarchy, as the inputs for determining fair value are observable.

Synthetic GICs are comprised of a high quality fixed income portfolio and wrap contracts issued by high quality financial institutions. The fair value of a synthetic GIC is the total fair value of the fixed income portfolio (based on the fair value of the underlying fixed income securities) and the value of the wrap contracts. The fair value of the wrap contracts is determined using the replacement method, i.e. the difference between the current wrap fees and the contracted wrap fees via a re-bid process discounted to present value using current discount rate. Synthetic GICs are classified within Level 2 of the valuation hierarchy, as the inputs for determining fair value are observable.

Short Term Investment Funds (“STIF”)

These investments are collective trusts whose assets typically include cash, bank notes, corporate notes, government bills and various short-term debt instruments. They are valued at the NAV of $1. The short term funds are classified within Level 2 of the valuation hierarchy as they may be redeemed at NAV daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

(dollars in thousands)	Level 1	Level 2	Level 3	Total

The Dun & Bradstreet Corporation Common Stock Fund	$61,593	$—	$—	$61,593
Common / Collective Trusts
Debt	—	9,024	—	9,024
Equity	—	220,229	—	220,229
Other	—	67,299	—	67,299

Total Common / Collective Trusts	—	296,552	—	296,552
Mutual Funds
Growth Funds	143,788	—	—	143,788
Fixed Income Funds	55,860	—	—	55,860

Total Mutual Funds	199,648	—	—	199,648
Dun & Bradstreet Stable Value Fund
Traditional GICs	—	4,070	—	4,070
Synthetic GICs	—	171,288	—	171,288
Money Market Fund	—	17,995	—	17,995

Total Stable Value Fund	—	193,353	—	193,353
Short Term Investment Funds	—	145	—	145

Total Investments at Fair Value	$261,241	$490,050	$—	$751,291

There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2010.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009.

(dollars in thousands)	Level 1	Level 2	Level 3	Total

The Dun & Bradstreet Corporation Common Stock Fund	$70,706	$—	$—	$70,706
Common / Collective Trusts
Debt	—	8,551	—	8,551
Equity	—	205,553	—	205,553
Other	—	59,407	—	59,407

Total Common / Collective Trusts	—	273,511	—	273,511
Mutual Funds
Growth Funds	121,267	—	—	121,267
Fixed Income Funds	49,354	—	—	49,354

Total Mutual Funds	170,621	—	—	170,621
Dun & Bradstreet Stable Value Fund
Traditional GICs	—	27,197	—	27,197
Synthetic GICs	—	155,432	—	155,432
Money Market Fund	—	22,310	—	22,310

Total Stable Value Fund	—	204,939	—	204,939
Short Term Investment Funds	—	145	—	145

Total Investments at Fair Value	$241,327	$478,595	$—	$719,922

There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2009.

4.	Investments

Investments held by the Plan at December 31, 2010 and 2009 are summarized as follows:

(dollars in thousands)	2010	2009

At fair value:
Common Stocks	$60,747	$69,876
Common/Collective Trusts	296,552	273,511
Mutual Funds	199,648	170,621
Traditional GICs	4,070	27,197
Synthetic GICs	171,288	155,432
Short Term Investment Funds	18,986	23,285

Total Investments held by the Plan	$751,291	$719,922

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Plan investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 were as follows:

(dollars in thousands)	2010	2009

At fair value:
Common Stocks:
Dun & Bradstreet Corporation Common Stock	$60,747	$69,876
Common/Collective Trusts:
BlackRock Equity Index Fund Class T	$155,888	$148,238
Mutual Funds:
PIMCO Total Return Fund Institutional Class	$55,860	$49,354
Dun & Bradstreet Stable Value Fund:
Galliard Fixed Income Fund A	$68,402	$84,708
Galliard Fixed Income Fund F	$71,850	$39,510

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(dollars in thousands)	2010

Common Stocks:
The Dun & Bradstreet Corporation Common Stock Fund	$(2,628)
Common / Collective Trusts:
BlackRock Extended Market Fund Class K	9,926
BlackRock Equity Index Fund Class T	19,178
BlackRock EAFE Equity Index Fund Class T	1,541
BlackRock Balanced Index Fund	2,591
BlackRock LifePath Portfolio Retirement Fund Class D	960
BlackRock LifePath Portfolio 2015 Fund Class D	1,022
BlackRock LifePath Portfolio 2020 Fund Class D	1,383
BlackRock LifePath Portfolio 2025 Fund Class D	1,325
BlackRock LifePath Portfolio 2030 Fund Class D	1,314
BlackRock LifePath Portfolio 2035 Fund Class D	655
BlackRock LifePath Portfolio 2040 Fund Class D	271
BlackRock LifePath Portfolio 2045 Fund Class D	295
BlackRock LifePath Portfolio 2050 Fund Class D	12
Mutual Funds:
BlackRock Small Cap Growth Equity Portfolio Institutional Class	413
Fidelity Blue Chip Growth Fund	4,538
Fidelity Diversified International Fund	2,256
Fidelity Equity-Income Fund	2,271
Fidelity Low-Priced Stock Fund	4,358
Munder Mid-Cap Core Growth Fund Class Y	5,334
Northern Small Cap Value Fund	492
Perkins Mid Cap Value Fund Class I	271
PIMCO Total Return Fund Institutional Class	76

$57,854

5.	Contracts with Insurance Companies

The Plan has an investment in the Dun & Bradstreet Stable Value Fund (“Stable Value Fund”) which is comprised of benefit-responsive investment contracts with various insurance companies. These benefit responsive investment contracts or GICs are contracts issued by insurance companies that guarantee a return at a set rate of interest for a predetermined period of time.

The Stable Value Fund is invested in cash equivalents, traditional GICs issued by banks or insurance companies, and synthetic GICs. Synthetic GICs include security-backed contracts which are comprised of two components, an underlying fixed income portfolio that invests primarily in U.S. domestic fixed income securities (bonds) and a wrap contract issued by a financial institution

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

to provide stability of principal and interest. The Stable Value Fund is invested in broadly diversified portfolios of fixed income securities including financial instruments issued by highly rated companies.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves required against contract value for credit risk of the contract issuer or otherwise. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter.

The yield earned by the Stable Value Fund at December 31, 2010 and 2009 was 2.37% and 3.53%, respectively. This represents the annualized earnings of all investments in the Stable Value Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Stable Value Fund at December 31, 2010 and 2009, respectively.

The yield earned by the Stable Value Fund with an adjustment to reflect the actual interest rate credited to participants in the Stable Value Fund at December 31, 2010 and 2009 was 3.50% and 3.89%, respectively. This represents the annualized earnings credited to participants in the Stable Value Fund divided by the fair value of all investments in the Stable Value Fund at December 31, 2010 and 2009, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

6.	Tax Status

On March 24, 2009 the Company received from the IRS a favorable determination letter on the Plan which included all amendments to the Plan made on February 19, 2009 and prior. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to any uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. In September 2009, the Company was informed by the IRS that the Plan is undergoing examination and that they will perform an audit of the Plan for the year ended December 31, 2007. The audit is currently underway and communications from the IRS indicate that it is estimated to be completed by January 2012. The Company believes it is no longer subject to income tax examinations for years prior to 2007.

7.	Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Following is the activity for the year ending December 31, 2010.

(dollars in thousands)	Fidelity Mutual Funds

Settled amount from purchases	$20,147
Settled amount from sales	$20,105
Dividends paid	$1,061
Net appreciation	$13,423
Total value on December 31	$108,721

The Plan invests in common stock of The Dun & Bradstreet Corporation. This qualifies as party-in-interest transactions. Following is the activity for the year ending December 31, 2010.

(dollars in thousands)	The Dun & Bradstreet Corporation

Settled amount from purchases	$1,926
Settled amount from sales	$7,570
Dividends paid	$1,103
Net (depreciation) appreciation	$(2,628)
Total value on December 31	$60,747

Fees paid by the Plan for administrative services paid to the trustee amounted to $67,000 for the year ended December 31, 2010.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

8.	Subsequent Events

The Plan evaluates subsequent events and the evidence they provide about conditions existing at the date of the Statement of Net Assets Available for Benefits as well as conditions that arose after the Statement of Net Assets Available for Benefits date but before the financial statements are issued. The effects of conditions that existed at the date of the Statement of Net Assets Available for Benefits date are recognized in the financial statements. Events and conditions arising after the Statement of Net Assets Available for Benefits date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. Management has applied this guidance and determined that it had no effect on the Plan’s financial statements.

9.	Recently Issued Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures— Improving Disclosures and Fair Value Measurements, which adds new requirements for disclosures about transfers into and out of Level 1 and Level 2 and to add separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. In addition, this amendment further clarifies the existing fair value disclosure requirements. The authoritative guidance was effective for the first interim or annual reporting period beginning after December 15, 2009, except for the newly added disclosure for Level 3 activity, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted the authoritative guidance for Plan year 2010 for disclosures related to Level 1 and Level 2. The adoption of this section of the authoritative guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRS”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

10.	Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit- responsive contracts to be reported at fair value. Therefore, there is an adjustment from fair value to contract value for fully benefit-responsive contracts and represents a reconciling item.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of Net Assets Available for Benefits from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2010	December 31, 2009
Net assets available for benefits per financial statements:	$756,395	$725,254

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,663	1,435

Net assets available for benefits per Form 5500:	$762,058	$726,689

The following is a reconciliation of the increase in Net Assets Available for Benefits from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2010
Net increase in net assets available for benefits per financial statements:	$31,141
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,228

Net Income per Form 5500:	$35,369

The Dun & Bradstreet Corporation 401 (k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)			(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Price Per Unit/ Share	Number of Shares / Units	Cost	Current Value

*	The Dun & Bradstreet Corporation Common Stock Fund	Common Stock and Money Market Funds	$82.09	740,006	**	$61,593,115

	BlackRock US Debt Index Fund Class K	Common / Collective Trusts	27.44	328,861	**	9,023,947
	Blackrock EAFE Equity Index Fund Class T	Common / Collective Trusts	14.24	1,455,650	**	20,728,463
	Blackrock Extended Market Fund Class K	Common / Collective Trusts	45.48	958,941	**	43,612,647
	Blackrock Equity Index Fund Class T	Common / Collective Trusts	42.84	3,638,841	**	155,887,953
	BlackRock LifePath Portfolio Retirement Fund Class D	Common / Collective Trusts	12.13	846,689	**	10,270,339
	BlackRock LifePath Portfolio 2015 Fund Class D	Common / Collective Trusts	11.55	875,449	**	10,111,437
	BlackRock LifePath Portfolio 2020 Fund Class D	Common / Collective Trusts	11.28	1,110,760	**	12,529,375
	BlackRock LifePath Portfolio 2025 Fund Class D	Common / Collective Trusts	11.02	1,080,452	**	11,906,585
	BlackRock LifePath Portfolio 2030 Fund Class D	Common / Collective Trusts	10.79	1,097,704	**	11,844,230
	BlackRock LifePath Portfolio 2035 Fund Class D	Common / Collective Trusts	10.56	545,387	**	5,759,288
	BlackRock LifePath Portfolio 2040 Fund Class D	Common / Collective Trusts	10.38	221,284	**	2,296,926
	BlackRock LifePath Portfolio 2045 Fund Class D	Common / Collective Trusts	10.20	243,933	**	2,488,119
	BlackRock LifePath Portfolio 2050 Fund Class D	Common / Collective Trusts	11.27	8,234	**	92,793

						296,552,102

	BlackRock Small Cap Growth Equity Portfolio Institutional	Mutual Funds	24.01	124,879	**	2,998,334
*	Fidelity Blue Chip Growth Fund	Mutual Funds	45.35	633,019	**	28,707,413
*	Fidelity Diversified International Fund	Mutual Funds	30.15	1,116,916	**	33,675,016
*	Fidelity Equity-Income Fund	Mutual Funds	44.26	452,262	**	20,017,098
*	Fidelity Low-Priced Stock Fund	Mutual Funds	38.38	685,822	**	26,321,866
	Munder Mid-Cap Core Growth Fund Class Y	Mutual Funds	28.45	928,768	**	26,423,452
	Northern Small Cap Value Fund	Mutual Funds	15.21	207,088	**	3,149,815
	Perkins Mid Cap Value Fund Class I	Mutual Funds	22.57	110,553	**	2,495,171
	PIMCO Total Return Fund Institutional Class	Mutual Funds	10.85	5,148,369	**	55,859,798
*	Fidelity Investments - Short Term	Money Market				145,703

						199,793,667

	Dun & Bradstreet Stable Value Fund - Insurance and Investment Contracts

	Traditional GIC
	Metropolitan Life Insurance Co	Insurance Contract # 32264 6/11/2014 2.16%	1.00	4,069,596	**	4,069,596

						4,069,596

	Synthetic GICs
	Monumental Life Insurance	Synthetic GIC 4.575% 12/31/2015				—
	State Street Bank & Trust	Synthetic GIC 5.783% 12/31/2015				—
	Underlying Assets
	Galliard Fixed Income Fund A and F	Fixed Income Securities	17.27	6,000,676	**	103,632,369

	Total fair value					103,632,369

	JP Morgan Chase Bank N.A.	Synthetic GIC 3.825% 12/31/2015				—
	Underlying Assets
	Galliard Fixed Income Fund D	Fixed Income Securities	11.69	2,655,579	**	31,036,038
	Galliard Fixed Income Fund F	Fixed Income Securities	12.58	2,911,395	**	36,619,818

	Total fair value					67,655,857

						171,288,225

	Wells Fargo Short-Term Investment Fund	Money Market Funds	1.00	17,994,732	**	17,994,732

	Total Value Dun & Bradstreet Stable Value Fund					193,352,553

	Notes Receivable from Participants	Participants Loans (interest rates ranging from 5.25% - 11.25% and maturing through 2020)				6,291,017

		TOTAL INVESTMENTS				$757,582,454

*	Party In Interest Transactions
**	Not applicable as these are participants-directed transactions

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee of The Dun & Bradstreet Corporation have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE DUN & BRADSTREET CORPORATION 401 (k) PLAN

	BY:	/s/ Anthony Pietrontone, Jr.
Anthony Pietrontone, Jr.
Principal Accounting Officer and Corporate Controller, The Dun & Bradstreet Corporation

Date: June 23, 2011		/s/ Asad Husain
Asad Husain
Senior Vice President,
The Dun & Bradstreet Corporation